

AMENDED OFFERING MEMORANDUM DATED APRIL 29, 2024

AUTONOMOUS SOLUTIONS

Autonomous Solutions, Inc.
518 S. Fair Oaks Avenue
Pasadena, CA 91105
https://www.autonomoussolutions.io/

Up to $4,351,553.08 of Preferred Class B Shares
Minimum Investment Amount: $400

Autonomous Solutions, Inc. ("the Company," "we," or "us"), is offering up to $4,351,553.08 worth of Preferred Class B Shares (the "Offering") pursuant to this Amended Form C. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"), which the Company has met as of December 31, 2023. The offering may continue through April 30, 2025 (the "Target Date").

The Offering is being made through Jumpstart Micro, Inc. d.b.a. Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow facilitated by North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

SECURITIES BEING OFFERED, PERK, AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Autonomous Solutions' Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Wyoming General Corporation Law.

General

The Company's authorized securities consist of 100,000,000 shares of common stock, of which, as of December 31, 2023, 24,454,000 shares are issued and outstanding. The Company also has 100,000 Preferred Class A shares, of which 100,000 shares are issued and outstanding. In this offering the Company is selling shares of its Preferred Class B shares at a per share price of $9.94, subject to discounts available as perks, increasing the number of shares that may be issued, up until an amount of shares resulting in investments of $4,351,563. It has authorized 20,000,000 Preferred Class B shares, with approximately 317,677 shares issued and outstanding as of December 31, 2023.

Unlike Common shares and Preferred Class A shares, Preferred Class B shares do not have voting rights. Common stock has 1 vote per share, and Preferred Class A has 2,000 votes per 1 share.

Additionally, Preferred Class A stock may convert 1:1000 (1 Class A Preferred stock equals 1,000 Common Stock) at the discretion of the Preferred Class A shareholders. Preferred Class B Shares may convert 1:1 (1 Preferred Class B stock equals 1 Common Stock) at the discretion of the Board of Directors.

Perks

Certain investors in this offering are eligible for discounts on the purchase price of the Preferred Class B Shares, which effectively gives them a discount on their investment. The time-based perks will be offered during the course of the offering in line with the schedule below:

Discount	Bonus Start Date	Bonus Finish Date	Price Per Share	Effective Discounted Price
30%	April 29, 2024	May 9, 2024	$9.94	$6.95
25%	May 10, 2024	May 23, 2024	$9.94	$7.45
20%	May 24, 2024	June 4, 2024	$9.94	$7.95
15%	June 5, 2024	June 18, 2024	$9.94	$8.45
13%	June 19, 2024	July 1, 2024	$9.94	$8.65
10%	July 2, 2024	July 15, 2024	$9.94	$8.94
8%	July 16, 2024	July 29, 2024	$9.94	$9.14
6%	July 30, 2024	August 13, 2024	$9.94	$9.34
4%	August 14, 2024	August 27, 2024	$9.94	$9.54

What it Means to be a Minority Holder

As an investor in the Preferred Class B Shares of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected VStock Transfer LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

THE COMPANY AND ITS BUSINESS

Overview

Autonomous Solutions, Inc. is a C Corporation on January 31, 2023, under the laws of Wyoming. The Company maintains a business address at 518 S. Fair Oaks Ave, Pasadena, CA 91105. The space is an industrial/flex building, allowing the Company to undertake research and development activities related to its product.

Autonomous Solutions, Inc. has created "VenHub" as the core brand of its operations. The Company intends VenHub technology to combine the convenience of a store with the efficiency of robotics. This will be achieved by providing customers with a unique shopping experience that will be fully autonomous that operates 24/7. The Company believes that with its use of advanced sensors, artificial intelligence, and robotics, VenHub is designed to ensure that customers will always have access to products with a few taps on their smartphones. From scanning and purchasing products to bagging and delivering them, VenHub's robots will be able to take care of everything in a seamless and efficient manner. The store's artificial intelligence algorithm will be able to keep track of customer preferences, allowing it to tailor its offering to meet individual customer's tastes and preferences.

By eliminating the need for employees, VenHub offers store owners labor cost savings, paving the way for potential increased profits. Leveraging sensors, artificial intelligence, and robotics, VenHub promises a shopping adventure that is not only seamless but also deeply personal. With a tap of a smartphone, and let VenHub's robots whisk you through a journey, from scanning and purchasing products to bagging and delivering them with planned precision.

The VenHub was first displayed publicly on October 25, 2023 in Pasadena at the unveiling of its Alpha Smart Store with approximately 150 attendees.

At the core of VenHub will be an intelligent algorithm that understands your unique preferences, by tracking customer tastes and curating a selection that caters specifically to the customer.

VenHub by Autonomous Solutions aims to revolutionize the way people shop for their daily necessities, its vision is to create a world where shopping is effortless, convenient and accessible.

Customers and Revenue

The Company has several planned ways to generate revenues in its industry, including the following:

Selling the stores - The Company plans to sell VenHub stores to interested buyers, in which the Company would generate revenue.

Selling the modules - The Company plans to sell the modules used to construct the stores, as well as offering software as a service. This allows businesses to purchase the technology and software behind the VenHub stores to create their own fully autonomous retail experience.

Licensing the software – The Company plans to adopt a SaaS program in which it will license or sell their future proprietary technology and software to third-party businesses, generating revenue from the licenses or sells fees, this model would allow business to use the technology and software developed by the Company to manage their own retail operations. Additionally, in today's world, the subscription-based model for services has become a necessity for consumers and businesses. VenHub plans to generate revenue through a subscription service of its software and their technology.

Fulfilment Services – The Company expects to offer businesses that sell products through its store VenHub's fulfillment services, including warehousing, order fulfillment, and shipping. This would generate revenue through fees charged for the services provided.

Product Revenue Share – Additionally, VenHub will negotiate a percentage of the revenue generated from the sale of products within its stores. This potential model allows businesses to sell its products in VenHub without the overhead costs of operating a traditional retail location.

Franchising Fees – The Company is also exploring franchising VenHub stores to prospective franchisees. This allows the company revenue through franchising fees and ongoing royalties. It would allow entrepreneurs the chance to start their own VenHub stores with the support and resources provided by VenHub.

Advertising Fees through Branding Partners – The Company is hoping to partner with brands, allowing the brands to advertise and sell their products within VenHub stores. In doing so, it allows businesses to reach customers in an innovative retail environment.

Data Sales – The Company is also exploring generating data analytics and advertising fees. By collecting and analyzing data on customer behavior and preferences, VenHub can provide valuable insights to its brand and retail partners, who then can use that information to improve their marketing and product development strategies.

Premium Shopping Experiences – The Company will be making available a premium service to its customers, such as delivery or personalized shopping experiences.

Since launching our previous Regulation Crowdfunding offering, the Company has received over 300 non-binding pre-orders from potential customers. Those potential customers have not made any commitments to purchase a VenHub, and there is no guarantee we will receive any sales from them. However, we are excited by the expressed interest in the product represented by the non-binding pre-orders.

The Company has also received considerable interest in its product from outside of the United States. Before the Company would be able to develop this interest into revenue sources, it would establish joint venues or other partnerships to allow for non-US production of VenHub units.

Product Development

In May 2023, the Company completed its proof-of-concept model of VenHub. This proof of concept was fully functioning, but did not include all of the features we intend to have in the final, commercial model. More recently, the Company was able to demonstrate its alpha model at an in-person event at its facility in Pasadena. This demonstration of the alpha model has allowed us to move to development of what the Company identifies as alpha 1.5. Following that development, we anticipate having our beta model prepared in 2024 which will integrate what has been learned from the proof-of-concept model, alpha, and alpha 1.5 models, and prepare our path to commercial sales.

Software for the VenHub has been in development since inception of the Company. This software provides for VenHub Smart Store management, inventory management, a mobile app for users, an app for store owners, inventory predictability, firmware, system controls, and more.

Intellectual Property

While the Company does not currently have any patents on its technology, it believes it has developed certain techniques and technologies that are patentable, and has prepared provisional patent applications that it intends to have assigned to the Company. The Company plans on making additional filings with the United States Patent and Trademark Office to protect its technology.

In addition, the Company has filed for trademark protection on "VenHub".

Suppliers

The Company is in discussions with RainBow Robotic with the intention of establishing an exclusive agreement to purchase robotics arms from RainBow, along with certain minimum purchases from RainBow. This agreement would provide certainty to the Company about the source of primary components of each VenHub, as well as the quality of those components. The Company previously had discussions with another provider, but was more impressed by the consistency of product from RainBow.

Rollout Plan

While we intend to prioritize deliveries to our pre-order potential customers, we also want to focus on locations that will provide high levels of visibility for VenHub, such as locations in New York City, Las Vegas, and Austin. Should the company raise sufficient financing in this offering under Regulation Crowdfunding, we believe we will be able to complete our beta model in Q3 2024, with deliveries to our first locations in Q4 2024.

Employees

The Company currently has four employees, and also currently engaged 14 contractors.

Regulation

The Company could be subject to a variety of local, state, and federal regulations, this could include planning and zoning permits in order to operate in preferred locations.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company currently leases space at 518 S. Fair Oaks Ave, Pasadena, CA 91105. The space is an industrial/flex building, allowing the Company to undertake research and development activities related to its product.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our Company is brand new and has no operating history.
The Company was formed as a corporation in 2023. We have no established business operations, and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The Company does not yet have a product.

To date, the Company has developed the concept for VenHub, but has not yet developed a physical product that may be constructed or implemented. The Company will require additional capital to reach that point in its development timeline, and even with additional funding, the Company may never achieve its aim of a fully functioning VenHub.

Any valuation at this stage is difficult to assess.

The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The auditor has included a "going concern" note in the audited financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have a limited operating history upon which to evaluate our performance and have not yet generated profits or material revenue.

We are a new company and have neither generated material revenue nor profits. As such, it is difficult to determine how we will perform, as our core offering has yet to achieve broad market adoption.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering Preferred Class B Shares in the amount of up to $4,351,553.08 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We will be required to raise additional capital in order to develop our technology and scale our operations.

This Regulation Crowdfunding offering will provide us with capital to continue product development. We will need additional capital to scale our commercial operations. We will not be able to continue product development and our commercial deliveries if we cannot raise additional debt and/or equity financing.

Defects, failures or security breaches in and inadequate upgrades of, or changes to, our vending machines and its accompanying software could harm our business.

The operation of our business depends on sophisticated software, hardware, computer networking and communication services that may contain undetected errors or may be subject to failures or complications. These errors, failures or complications may arise particularly when new, changed or enhanced products or services are added. Future upgrades, improvements or changes that may be necessary to expand and maintain our business could result in delays or disruptions or may not be timely or appropriately made, any of which could seriously harm our operations. Further, certain aspects of the operating systems relating to our business are provided by third parties, including telecommunications. Accordingly, the effectiveness of these operating systems is, to a certain degree, dependent on the actions and decisions of third parties over whom we may have limited control.

Changes in food and supply costs could adversely affect our results of operations.

Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Shortages or interruptions in the availability of certain supplies caused by unanticipated demand, problems in production or distribution, food contamination, inclement weather or other conditions could adversely affect the availability, quality and cost of our ingredients, which could harm our operations. Any increase in the prices of the food products most critical to our vending machine offerings could adversely affect our operating results. Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, generalized infectious diseases, product recalls and government regulations.

If any of our distributors or suppliers performs inadequately, or our distribution or supply relationships are disrupted for any reason, our business, financial condition, results of operations or cash flows could be adversely affected. Although we enter into contracts for the purchase of food products and supplies, we do not have long-term contracts for the purchase of all of such food products and supplies. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or vending machine pricing, which could cause our operating results to deteriorate. If we cannot replace or engage distributors or suppliers who meet our specifications in a short period of time, that could increase our expenses and cause shortages of food and other items in our machines. If that were to happen, affected machines could experience significant reductions in sales during the shortage or thereafter, if customers change their purchasing habits as a result. Our focus on a limited menu would make the consequences of a shortage of a key ingredient more severe. In addition, because we provide moderately priced food, we may choose not to, or may be unable to, pass along commodity price increases to consumers. These potential changes in food and supply costs could materially adversely affect our business, financial condition or results of operations.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The Company's success, in large part, depends on its ability to build its brand recognition and protect the proprietary nature of its technology. The Company does not yet have any patents to protect its proprietary technology. As it develops parents in the future, the Company must prosecute and maintain those patents and obtain new patents. Some of the Company's proprietary information may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

The Company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the Company may not be able to capitalize on the market potential of these products.
The near and long-term viability of the Company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, manufacturers and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the Company's financial, regulatory, or intellectual property position. If the Company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Risks Related to the Securities

Voting control is in the hands of SSO, LLC, a holding company owned by Shahan and Shoushana Ohanessian.
Voting Control is concentrated in the hands of SSO, LLC. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. Some of the larger stockholders include, or have the right to designate, executive officers and directors of our Board.

Preferred Class B Shares may convert to Common Shares at sole discretion of the Company's Board.
Preferred Class B Shares have no voting rights. However, at the sole discretion of the Company's Board of Directors the Preferred Class B Shares may be converted to Common Shares at a ratio 1:1. Common Shares shall have one (1) vote per share. The Preferred Class B Shares may never convert to Common, thus the shareholder may never require the right to vote.

Our valuation and our offering price have been established internally and are difficult to assess. Autonomous Solutions, Inc. has set the price of its Preferred Class B Shares at $9.94 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

There is no guarantee investors will see a return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Preferred Class B stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the Company's team:

Name	Position	Date Assumed Office	Approx. hours per week (if not full time)
Executive Officers:			
Shahan Ohanessian	CEO	February 2, 2023	Full Time
Shoushana Ohanessian	President	February 2, 2023	Full Time
Andres Munoz	COO	February 10, 2023	Full Time
Significant Employees:			
Lance Brinker	Senior Vice President of Supply Chain and Logistics Operations	March 1, 2023	Full Time
Directors:			
Shoushana Ohanessian	Chairwoman of the Board	February 2, 2023	Full Time
Shahan Ohanessian	Director	February 2, 2023	Full Time
Board of Advisors:			
Marc J. Ross	Advisor	February 2, 2023	
Andres Munoz	Advisor	February 10, 2023	
Lance Brinker	Advisor	March 1, 2023	
David Ojeda	Advisor	March 2, 2023	
Seth Farbman	Advisor	July 28, 2023	
Matt Hidalgo	Advisor	October 6, 2023	
Nader Kabbini	Advisor	April 7, 2024	
Jeffrey Rubin	Advisor	April 11, 2024	

Shahan Ohanessian, CEO of Autonomous Solutions, Inc. and Board of Director
Shahan Ohanessian is a business leader with a passion for innovation and a track record in the logistics, insurance, and blockchain industries. He has been CEO and co-founder of several companies.

From 2012 to 2019, Shahan served as the CEO of ABT Holdings, Inc., later changing its name to Scoobeez, Inc. that partnered with companies such as Amazon logistics, UBER Eats, Eat24, and GrubHub. While serving as CEO, the Company grew in size, with a team of 4,000 employees and generating over $200 million in revenue. He was instrumental in introducing technologies and processes that streamlined operations and increased efficiency. That Company wound up operations in April 2019, and filed for Chapter 11 bankruptcy protection.

Before that, Shahan was the CEO and co-founder of Insurance Services Network Inc., an online property claims management system with operations around the world. The Company delivered services to clients and strived to set new standards in the insurance industry. In just 4 years, the startup's sales grew to over $80 million a year.

From 2017 to 2022, Shahan was the CEO of Serve Limited, one of the first blockchain companies that used blockchain for delivery management and logistics innovations for drivers, consumers, and merchants of all sizes. He played a crucial role in the growth and development of the Company, helping it become one of the leading players in the blockchain sector. In 2022, Serve Limited wound-up operations, and the token that was issued for Serve Limited is no longer on the market.

In 2019, Shahan faced two judgments in the state of New York totaling $1.8 million. These judgments were the outcome of Shahan providing a personal guarantee for loans given to various corporations. As of the date of this filing, these judgments remain unpaid and unresolved.

Shahan attended University of Southern California for a degree in computer science.

Shoushana "Suzy" Ohanessian, President and Chairwoman of the Board of Directors
Shoushana "Suzy" Ohanessian has over a decade of experience in the logistics and operations industry.

Suzy's expertise in operations was demonstrated during her tenure as President of Operations for ABT Holdings, Inc., later changing its name to Scoobeez, Inc., where she oversaw the successful delivery of over 100 million shipments and led a team of 2,000 drivers while improving operational efficiency and streamlining processes. She has also worked with some of the biggest names in on-demand delivery such as Amazon Logistics, Uber Eats, GrubHub, and more. That Company wound up operations in 2019 and filed for Chapter 11 bankruptcy protection.

Suzy's experience in the field was further honed by being appointed President at Serve Limited, a blockchain company specializing in delivery management and logistics innovation. Her dynamic leadership skills and innovative thinking have contributed to the Company's continued growth and success. In 2022, Serve Limited wound-up operations, and the token that was issued for Serve Limited, is no longer on the market.

Andres Munoz, COO of Venhub, a division of Autonomous Solutions
Andres Munoz is an operation professional with a diverse background and experience in the fields of logistics, deliveries, robotics, and management.

In 2016 Andres began his career as a Station Dispatch Manager at Scoobeez Logistics - hiring, scheduling and managing up to 100 associates while improving metrics across the board. Within two months he was recognized for his success and was promoted to the Area Manager for the Southern California District where he was responsible for managing 5 facilities and over 500 delivery associates. Andres was able to coach and train the Station Managers with his new policies and procedures to help improve metrics and reduce overtime. Continuing to accelerate in his career path Andres in 2017 became Regional Manager of the East Coast Managing 12 facilities and over 1500 Associates while also joining the expansion team where he and 2 other leadership members went to launch a new facility.

In 2018 Andres grew in the ranks as the Operations Manager and managed a team of over 2,000 logistics drivers nationwide. He grew his skillset in delivering services to major companies such as Amazon, GrubHub, Uber Eats and several large pharmaceutical companies.

Lance Brinker, Senior Vice President of Supply Chain and Logistics Operations
Lance Paul Brinker is a seasoned professional with extensive experience in the culinary, transportation, and business management industries. He graduated from the Culinary Institute of America in 1975 with an AOS in Culinary Arts and honed his skills working in various restaurants and country clubs, including serving as a banquet chef for Arnold Palmer at Latrobe Country Club. After several years in the culinary industry, Lance transitioned to the corporate world as a Food Service Manager for American Standard Corporation, where he wrote menus and designed an executive dining room and kitchen.

In 1986, Lance joined United Parcel Service (UPS) and began his management career as an On-Car Supervisor. Over the next several years, he rotated through various positions at UPS, including HR Representative, Industrial Engineering Representative, Building Operations Manager, and Quality Manager, gaining a well-rounded knowledge of the transportation business. He went back to college and earned a Bachelor of Science degree in Business Management from Letourneau University.

Lance's career at UPS continued as he was promoted to a Division-level manager of Transportation and later named Package Division Manager for the Northwest Ohio Division. He was then relocated to Chicago as a North Package Division Manager, where he was promoted to a Region Industrial Engineering Coordinator of a Preload Assist System. After a successful stint in Chicago, he was named District Operations Manager in Central Texas, where he was responsible for all transportation operations in the western half of the state.

In 2010, Lance accepted an early retirement package from UPS and returned to East Texas to pursue his passion for raising beef cattle and promoting firearm safety through his business, Guns & Safe LLC. In 2017, he joined Scoobeez as a Board of Director member and COO and expanded his business portfolio in broader areas of the agricultural industries. Currently, he also serves as Assistant Fire Chief and Treasurer at a local fire department.

Board of Advisors

The Company has assembled a Board of Advisors to provide guidance to the Company's management regarding various aspects of the business, partnerships, and long-term planning. While two of the advisors are also employed with the Company, their roles as advisors are separate from their day-to-day roles.

Independent Contractors

As the Company expands its activities, it has also begun utilizing independent contractors for additional support. For example, on October 6, 2023, the Company entered into an agreement with a financial consultant to provide services to the Company's management related to financial planning and analysis, budgetary controls, financial reporting, and cash flow management. The Company has 14 independent contractors as of December 31, 2023.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns more than 20% of Company's voting securities as of December 31, 2023, prior to the commencement of this offering under Regulation Crowdfunding:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
SSO, LLC*	20,000,000 - Common Stock 100,000 - Preferred Class A	81.7% of Common Stock 100% of Preferred Class A

* SSO, LLC is wholly owned by Shahan and Shoushana Ohanessian.

The following table describes our capital structure as of December 31, 2023, which includes shares issued in this offering under Regulation Crowdfunding:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not issued	Available
Common Stock	100,000,000	24,454,000	0	75,546,000
Preferred Class A	100,000	100,000	0	0
Preferred Class B	20,000,000	317,677	0	19,682,323

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering Expense for a $4,351,553.08 Raise
Offering Costs, Campaign Marketing Expenses, and Related Reimbursement	$2,125	$425,000
Research and Development	$7,875	$3,926,553.08

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Rosenberg Rich Baker Berman, P.A. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

Automated Solutions, Inc. was registered in Wyoming on January 31, 2023. The Company is a business-to-business operation that seeks to innovate the retail industry, specifically in the convenience store sector.

As of December 31, 2023, the Company is still developing its prototype has not produced any revenue and will continue to incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5 to the financial statements). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8 to the financial statements) and funds from revenue producing activities**.**

Results of Operations

Following the receipt of funds from its campaigns under Regulation Crowdfunding, the Company began increasing its spending associated with advertising of the Regulation Crowdfunding offering, accumulating $318,154 in advertising expenses over the course of 2023. In addition, the Company utilized proceeds for additional development of its VenHub product, including demonstrations, payments to contractors, and professional fees for protection of its intellectual property, resulting in general and administrative expenses of $881,393. We incurred $8,766,437 in stock-based compensation to contractors for services rendered which is a non-cash charge to operating expenses. We also incurred $114,649 in research and development of our alpha unit. The Company's accounting policy is to expense research and development costs when incurred.

These expenses were the primary component of the Company's spending in 2023, resulting in a net loss of $10,376,645.

Liquidity and Capital Resources

As of December 31, 2023, the Company's cash on hand was $46,760. The Company's operations to date have been funded to date by contributions from its shareholder, SSO, LLC and sales of securities pursuant to Regulation Crowdfunding. During 2023, the Company received proceeds from the sale of its Series B Preferred Stock in the amount of $995,801.

During 2023, based on the success of its demonstrations and other outreach efforts, the Company secured deposits on the purchase of VenHub Smart Stores from prospective customers in the amount of $66,145. This amount is recorded as a liability of the Company until it is able to deliver its products, at which time it will be recorded as revenue.

During 2023, the Company's officers deferred salary compensation. As of December 31, 2023, the accrued amount equaled $614,166. The Company anticipates its officers will continue to defer their compensation until future periods which will be approved by the Board.

The Company believes it will require additional funding to develop the VenHub to the point it is ready for commercial sales. In addition to the offering under Regulation Crowdfunding, the Company believes it may rely on additional contributions and loans from its controlling shareholder, SSO, LLC.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:
- VenHub has currently developed the initial schematics, software programming, assembled its team, and conducted the initial tests of its concept at its offices.
- In the next 18 months, we would like to have our Alpha and Beta stores to have completed testing in order to ensure that operations are running smoothly.
- Additionally, in the 36 months after the conclusion of our crowdfunding campaign, we want to have our first store open and producing revenue.

Indebtedness

As of December 31, 2023, SSO, LLC has a balance due in the form of note payable of $24,300 owed by the Company. The Company also has a balance due in the form of note payable to Shoushana Ohanessian for $2,544 These funds were to help start the Companies bank account and to pay for operational expenses. These advances have no interest rate or specified maturity date and have since been repaid as the date of this filing.

Trends

The Company has begun to receive interest in its products, with over 800 non-binding pre-orders for VenHub Smart Stores, and has $66,145 of deferred revenue, which will be recognized as earned revenue on the income statement as the good or service is delivered to the customer. These pre-orders are non-binding and may not result in actual sales when the Company intends to have commercial units available in late 2024. The Company will continue to rely on investor funding to support is research and development operations related to testing its Alpha model, and development of the Beta model, before any commercial units will be available for customers.

The Company is in discussions with RainBow Robotic with the intention of establishing an exclusive agreement to purchase robotics arms from RainBow Robotic, along with certain minimum purchases from RainBow Robotic. This agreement would provide certainty to the Company about the source of primary components of each VenHub, as well as the quality of those components. The minimums purchases will create an expense obligation to RainBow Robotic in the event that the Company is not able to generate sufficient customer volume.

RELATED PARTY TRANSACTIONS

Since February 1, 2023, SSO, LLC has a balance due in the form of a short term note payable of $26,844 owed by the Company. These funds were to help start the Companies bank account and to pay for operational expenses. These advances have no interest rate or specified maturity date.

On April 15, 2023, the Company issued 20,000,000 common founder shares to SSO, LLC an entity controlled by our CEO.

On April 15, 2023, the Company issued 100,000 of preferred class A founder shares to SSO, LLC, an entity controlled by our CEO.

As of December 31, 2023 both the CEO and President have each $307,083 in accrued compensation that they have voluntarily deferred until future periods.

RECENT OFFERINGS OF SECURITIES

On February 1, 2023, Autonomous Solutions issued 20,000,000 shares of Common Stock to SSO, LLC for services rendered.

On February 1, 2023, Autonomous Solution issued 100,000 shares of Class A Preferred Stock to SSO, LLC for services rendered.

On April 13, 2023, the Company filed a Form C to initiate an offering of securities under Regulation Crowdfunding. That offering closed in August 2023, with the Company receiving approximately $648,437 in gross proceeds.

The Company filed a Form C on September 14, 2023 to continue raising funds in a second offering under Regulation Crowdfunding. That offering is ongoing. Since January 1, 2024 the Company has sold an additional 132,450 shares for total proceeds of $705,184.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2021 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The way the Company arrived at $9.94 was by comparing our business model with similar industry business models. We also factored in the 5-10 year revenue projections and finally considered the market trends, consumer demand, and growth opportunities.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at https://www.venhub.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors whose funds have cleared and completed the KYC/AML process will be eligible for a rolling close. Those eligible investors will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at:
https://issuanceexpress.com/venhub-cf/

Autonomous Solutions Inc.

d/b/a VenHub Inc.

(a Wyoming Corporation)

December 31, 2023
Financial Statements

AUTONOUMOUS SOLUTIONS INC. d/b/a VENHUB INC.

INDEX



ROSENBERG RICH BAKER BERMAN, P.A.

www.rrbb.com

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • Phone 908-231-1000 • Fax 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • Phone 973-763-6363 • Fax 973-769-4430

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Autonomous Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Autonomous Solutions, Inc. (the "Company") as of December 31, 2023, and the related statement of operations, stockholders' equity, and cash flows for the period from January 31, 2023 (inception) through December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from January 31, 2023 (inception) through December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's operating losses, working capital deficit and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

1



ROSENBERG RICH BAKER BERMAN, P.A.

To the Board of Directors and
Stockholders of Autonomous Solutions, Inc.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Rosenberg Rich Baker Berman, P.A.

We have served as the Company's auditor since 2024.

Somerset, New Jersey
April 22, 2024

PART I – FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS

AUTONOMOUS SOLUTIONS INC. d/b/a VENHUB INC.

BALANCE SHEET

		December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$	46,760
Total current assets		46,760
Non-current assets		
Property and equipment, net		155,963
Right of use asset		245,350
Security deposit		16,074
Total non-current assets		417,387
Total assets	$	464,147
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable		20,179
Deferrred revenue		66,145
Current operating lease liability		152,556
Accrued payroll and compensation - related party		614,166
Total current labilities		853,046
Noncurrent liabilities		
Loan payable - related party		26,844
Right of use liability, net of current		444,015
Total noncurrent liabilities		470,859
Total liabilities:		1,323,905
Commitments and contingencies		
Stockholders' deficit		
Preferred Stock A - $0.0000 par value; 100,000 shares authorized; 100,000 shares issued and outstanding as of December 31, 2023		-
Preferred Stock B- $0.0000 par value; 20,000,000 shares authorized; 317,677 shares issued and outstanding as of December 31, 2023		-
Common stock - $0.0000 par value; 100,000,000 shares authorized; 24,454,000 shares issued and outstanding as of December 31, 2023		-
Additional paid-in capital		9,516,887
Accumulated deficit		(10,376,645)
Total stockholders' deficit		(859,758)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$	464,147

The accompanying notes are an integral part of these financial statements.

AUTONOMOUS SOLUTIONS INC. d/b/a VENHUB INC.
STATEMENT OF OPERATIONS

	For the Period January 31, 2023 (inception) through December 31, 2023
Revenue	
Sales	$ -
Total revenue	-
Cost of goods sold	
Direct costs	-
Total cost of goods sold	-
Gross profit	-
Operating expenses	
Stock based compensation	8,766,437
General and administrative expenses	881,393
Research and development	114,649
Accrued payroll and compensation - related party	614,166
Total operating expenses	10,376,645
(Loss) from operations	(10,376,645)
Other expenses (income)	-
Total other expenses (income)	-
Income tax provision	-
Net (loss)	(10,376,645)

The accompanying notes are an integral part of these financial statements.

	AUTONOMOUS SOLUTIONS INC. d/b/a VENHUB INC.								
	STATEMENT OF STOCKHOLDERS' (DEFICIT)								
	FOR THE PERIOD JANUARY 31, 2023 (INCEPTION) THROUGH DECMBER 31, 2023								
	Common Stock		Preferred Stock A		Preferred Stock B		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of shares	Amount	Number of shares	Amount			
Beginning, January 31, 2023 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock	24,454,000								
Issuance of preferred stock A			100,000						
Issuance of preferred stock B, crowdfunding	-	-	-	-	317,677	-	9,516,887	-	9,516,887
Net loss	-	-	-	-	-	-	-	(10,376,645)	(10,376,645)
Ending December 31, 2023	24,454,000	$ -	100,000	$ -	317,677	$ -	$ 9,516,887	$ (10,376,645)	$ (859,758)

The accompanying notes are an integral part of these financial statements.

AUTONOMOUS SOLUTIONS INC. d/b/a VENHUB INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Period January 31, 2023 (inception) through December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss) from continuing operations	$	(10,376,645)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		7,780
Stock based compensation		8,766,437
Security deposit		(16,074)
Deferred revenue		66,145
Change in operating right of use asset		(245,350)
Change in operating right of use liability		596,571
Accounts payable and accrued expenses		20,179
Accrued payroll and compensation		614,166
Net cash (used) in operating activities		(566,791)
CASH FLOWS FROM INVESTING ACTIVITIES		
Property and equipment, net		(163,743)
Net cash (used) in investing activities		(163,743)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from crowdfunding, net of offering costs		750,450
Proceeds from related party notes, net of repayments		26,844
Net cash provided by financing activities		777,294
Net increase in cash and cash equivalents		46,760
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	46,760
Supplemental disclosure of cash flow information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Supplemental non-cash investing and financing activities		
Issuance of founders shares		20,000,000
Common stock issued for service		4,454,000
Operating lease right of use asset in exchange for right of use liability		245,350
Issuance of series A preferred stock to founders		100,000
Sale of series B preferred stock		317,677

The accompanying notes are an integral part of these financial statements.

1.   **ORGANIZATION AND LINE OF BUSINESS**

Automated Solutions, Inc. (which may be referred to as the "Company", "we," "us," or "our"; doing business as Venhub) was registered in Wyoming on January 31, 2023. The Company is a business-to-business operation that provides an innovative approach to the retail industry, specifically in the convenance store sector.

The Company began operations on February 1, 2023. VenHub is a fully autonomous and robotic-operated store that utilizes advanced technologies such as artificial intelligence (AI) and smart inventory management systems to offer a seamless shopping experience for customers. As of December 31, 2023, the Company is still developing its prototype and has not produced any revenue and will likely incur losses prior to generating positive retained earnings. The Company has incurred losses since inception, has a working capital deficit, and negative cash flows from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 5). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization based on estimated useful lives of property and equipment and the fair value of shares issued for compensation.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, the Company had $46,760 of cash on hand and no cash equivalents.

Accounts Receivable

Accounts receivable are recorded when invoices are issued and are presented in the balance sheet net of the a allowance for credit losses. The allowance for credit losses is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. Accounts are written off as uncollectible after collection efforts have failed. In addition, the Company does not generally charge interest on past-due accounts or require collateral.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2023, the Company had $155,963 of property and equipment, net.

Depreciation will be provided using the straight-line method, based on useful lives of the assets, which the Company estimates is 5 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2023.

Depreciation expense for the period ended December 31, 2023 was $7,780.

Deferred Revenue

Deferred revenue is a liability on the Company's balance sheet that represents a payment for preorders of the Company's stores. Deferred revenue is recognized as earned revenue on the income statement as the good or service is delivered to the customer.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2023.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 – Revenue from Contracts ("ASC 606"). Using the 5 step process:

1) Identify the contract with a customer.
2) Identify the performance obligations in the contract.
3) Determine the transaction price.
4) Allocate the transaction price.
5) Recognize revenue when the entity satisfies a performance obligation.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses from January 31, 2023 (inception) through December 31, 2023 were $318,154.

Research and Development

Research and development costs are charged to operations when incurred and are included in operating expenses. Costs incurred in 2023 were $114,649.

Stock-Based Compensation

The Company recognizes expense for its stock-based compensation based on the fair value of the awards at the time they are granted. For the purposes of estimating stock-based compensation expense for these awards, the Company estimates the fair value of common stock issued at or near the date of grant using a combination of an income approach and a market approach under Section 409A of the United States Internal Revenue Code.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   **INCOME TAX PROVISION**

The Company intends to be taxed as a corporation for federal income tax purposes and will make an election to be treated as a corporation under Subchapter C of the Code. The Company has filed an extension for their 2023 tax return and as of the date of this report they have still not been completed.

4.   **COMMITMENTS AND CONTINGENCIES**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2023. Please see note 9 for lease commitments.

5.   **GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   **SHARE CAPITAL**

Amendment to Stock Share Classes

In February 2023 the Company filed with Wyoming Secretary of State to amend the number, par value, and class of shares the Company will have authority to issue. The Company is authorized to issue 100,000,000 Common shares with 1 vote a share, 100,000 Preferred Class A shares, which can convert at 1000/1 to common shares at 2,000 votes a share, and 20,000,000 Preferred Class B shares which can convert at 1/1 common shares with no voting rights, all at the Company's discretion and each with a specified par value of $0.000. No preferred or commons shares have the right to receive dividends.

7.   **RELATED PARTY TRANSACTIONS**

Since February 1, 2023, SSO, LLC has a balance due in the form of a short term note payable of $26,844 owed by the Company. These funds were to help start the Companies bank account and to pay for operational expenses. These advances have no interest rate or specified maturity date.

On April 15, 2023, the Company issued 20,000,000 common founder shares to SSO, LLC an entity controlled by our CEO.

On April 15, 2023, the Company issued 100,000 of preferred class A founder shares to SSO, LLC, an entity controlled by our CEO.

As of December 31, 2023 both the CEO and President have each $307,083 in accrued compensation that they have voluntarily deferred until future periods.

8.   **CROWDFUNDING OFFERING**

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 of Preferred Stock B class shares. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The Company has achieved the minimum raise as of December 31, 2023. The Company issued a total of 259,471 shares from April 18, 2023 to July 26, 2023 at $2.83 a share. We then issued another 58,100 from September 20, 2023 to December 9, 2023 at $4.49 a share. Finally, we issued 106 shares from December 11, 2023 to December 31, 2023 at $5.93 a share. Total net proceeds from the period of inception January 31, 2023 to December 31, 2023 were $750,450. The offering cost incurred in 2023 was $245,351 which is part of paid in capital.

9.   **LEASES**

Operating Leases

For leases with a term of 12 months or less, the Company is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities, and we recognize lease expense for such leases on a straight-line basis over the lease term.

On August 7, 2023, the Company signed a lease for new office space in Pasadena, which has a fixed 3% increase annually expiring in April 2027. The Company analyzed this lease and determined that this agreement meets the definition of a lease under ASU 2016-02 as it provides management with the exclusive right to direct the use of and obtain substantially all of the economic benefits from the identified leased asset, which is the office space and showroom. Management also analyzed the terms of this arrangement and concluded it should be classified as an operating lease, as none of the criteria were met for finance lease classification. As there was only one identified asset, no allocation of the lease payments was deemed necessary. Management did not incur any initial direct costs associated with this lease. As of the commencement date, which was August 8, 2023, a right of use asset and lease liability of $307,507 was recorded on the balance sheet based on the present value of payments in the lease agreement. Per review of the lease agreement, there was no variable terms identified and there is no implicit rate stated. Therefore, the Company determined the present value of the future minimum lease payments based on the incremental borrowing rate of the Company. The incremental borrowing rate was determined to be 8.5%, as this is the rate which represents the incremental borrowing rate for the Company, on a collateralized basis, in a similar economic environment with similar payment terms.

The future minimum payments on operating leases for each of the next five years and in the aggregate amount to the following:

2024	196,103
2025	203,949
2026	212,107
2027	72,324
Total lease payments	684,483
Less: present value discount	(87,911
Total operating lease liabilities	$ 596,572

The weighted-average remaining term of the Company's operating leases was 3 years and the weighted-average discount rate used to measure the present value of the Company's operating lease liabilities was 8.5% as of December 31, 2023.

Right of use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right of use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases does not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease right of use asset also includes lease incentives. The Company's lease terms include an option to extend or terminate the lease and it is reasonably certain that the Company will exercise that option to extend. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In determining the discount rate to use in calculating the present value of lease payments, the Company estimates the rate of interest it would pay on a collateralized loan with the same payment terms as the lease by utilizing bond yields traded in the secondary market to determine the estimated cost of funds for the particular tenor.

10.   STOCK BASED COMPENSATION

During the period ended December 31, 2023, the Company issued stock to certain third-party contractors and directors of the Company in exchange for services provided. All stock issued to third parties vested immediately upon issuance. The Company issued a total of 984,744 shares of common stock and recognized stock-based compensation expense for these awards totaling $2,166,437.

In addition, the Company issued certain performance-based stock awards to the Company's Chief Executive Officer (CEO). Under the terms of the agreement, certain milestones are required to be met in order to receive the award. If all milestones are met, the CEO would be entitled to receive up to 3,000,000 shares of the Company's common stock that will vest immediately upon the achievement of these milestones. As of December 31, 2023, the Company determined that the CEO had achieved all milestones. Accordingly, 3,000,000 shares were issued and recognized at $6,600,000 in stock based compensation expense for the period ended December 31, 2023.

11.   MANAGEMENT'S EVALUATION

As of the date of this report the Company has raised an additional $780,798 issuing 122,102 preferred class b shares.